UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           TRANSMONTAIGNE OIL COMPANY
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                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
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                         (Title of Class of Securities)

                                    893934109
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                                 (CUSIP Number)

                      Peter A. Leidel, Yorktown Company LLC
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              535 Madison Avenue, New York, NY 10022 (212) 906-7104
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 9, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

                                  SCHEDULE 13D

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CUSIP No. 893934109                                          Page 2 of 7 Pages


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1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Yorktown Energy Partners, L.P.
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          I.R.S. No. 13-3603939
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2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|

          N/A
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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

          N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        1,764,216
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       1,764,216
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,764,216
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.83
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14        TYPE OF REPORTING PERSON*
          PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                              Page 2 of 7 Pages

                                  SCHEDULE 13D

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CUSIP No. 893934109                                        Page 3 of 7 Pages


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1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          (ENTITIES ONLY)

          Yorktown Energy Partners II, L.P.
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          I.R.S. No. 13-3803552
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2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|

          N/A
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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          W/C
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

          N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        555,556
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       555,556

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          555,556
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.15
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14        TYPE OF REPORTING PERSON*
          P/N
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 3 of 7 Pages

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock (the "Common Stock") of TransMontaigne Oil Company (the "Company") whose principal executive offices are located at 370 Seventeenth Street, Suite 900, Denver, Colorado 80828. The shares covered by this filing were covered by a prior 13D filing, dated June 4, 1996. In addition, such prior filing included disclosure of 44,923 shares beneficially owned by Bryan H. Lawrence, who is no longer affiliated with Dillon, Read & Co. Inc. and now serves as Senior Manager of Yorktown and Yorktown II (each as defined below).

Item 2.  Identity and Background

     This statement is filed by each of the following persons: (i) Yorktown Energy Partners, L.P. ("Yorktown") and (ii) Yorktown Energy Partners II, L.P. ("Yorktown II"), which are sometimes referred to collectively herein as the "Reporting Persons."

     Yorktown, a limited partnership organized under the laws of the State of Delaware, has its principal office and business address at 535 Madison Avenue, New York, New York 10022. The principal business of Yorktown is investing in equity securities of energy investments. Yorktown II, a limited partnership organized under the laws of the State of Delaware, has its principal office and business address at 535 Madison Avenue, New York, New York 10022. The principal business of Yorktown II is investing in equity securities of energy investments.

     The partnership agreement with respect to Yorktown provides that the management, operation and investment policy (which includes the right to vote or power to direct the disposition of securities) of the partnership shall be vested exclusively in its general partner, which is Yorktown Company LLC. The partnership agreement with respect to Yorktown II provides that the management, operation and investment policy (which includes the right to vote or power to direct the disposition of securities) of the partnership shall be vested exclusively in its general partner, which is Yorktown II Company LLC.

     Except as set forth in the following paragraph, none of the Reporting Persons, nor, to the best knowledge of any of the Reporting Persons, any other person identified pursuant to this Item 2, within the last five years was (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violations of such laws.

     On January 16, 1992, Dillon, Read & Co. Inc. which served as manager of Yorktown and Yorktown II, on behalf of DR Associates III, L.P. and Yorktown II Corp, respectively, the prior general partners of Yorktown and Yorktown II until September 2, 1997, (along with 97 other securities firms), without admitting or denying any findings, consented to the entry of an Order in settlement of an SEC Administrative Proceeding (File No. 3-7646) entitled In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises ("GSE"). The Order stated the SEC's findings that Dillon Read made and kept certain records that did not accurately reflect Dillon Read's customers" orders for certain GSE securities in violation of Section 17(a) (and Rules 17a-3 and 17a-4 thereunder). The Order further provided that Dillon Read shall cease and desist from any violation in the future, pay a penalty of $100,000, and maintain policies and procedures reasonably designed to ensure further compliance with the provisions of Section 17(a) and Rules 17a-3 and 17a-4 thereunder.

Item 3.  Source and Amount of Funds or Other Consideration

     Effective September 2, 1997, Dillon, Read & Co. Inc., which served as a manager of Yorktown and Yorktown II, merged with and into SBC Warburg, Inc. a wholly owned individual subsidiary of Swiss Bank Corporation. Dillon, Read & Co. Inc. was the corporate survivor of the

                               Page 4 of 7 Pages
transaction and it then changed its name to SBC Warburg Dillon, Read Inc. In connection with such transaction Dillon, Read & Co. Inc. assigned its rights and obligations as manager of Yorktown and Yorktown II to Yorktown Company LLC and Yorktown Company II LLC, newly formed entities controlled by former employees of Dillon, Read & Co. Inc. In addition, in connection with the merger, DR Associates L.P. III, the general partner of Yorktown, sold its interest in Yorktown to various individual investors who exchanged these interests for interests in Yorktown Company LLC, the successor general partner of Yorktown; and, Yorktown II Corp., the general partner of Yorktown II, sold its interest in Yorktown to various individual investors who exchanged these interests for interests in Yorktown II Company LLC, the successor general partner of Yorktown II.

     As a result of such transactions, Yorktown and Yorktown II are no longer deemed affiliated with SBC Warburg Dillon Read Inc. SBC Warburg Dillon Read Inc. retains an indirect, non-voting interest in Yorktown and Yorktown II.

Item 4.  Purpose of Transaction.

     All of the shares of Common Stock were acquired by the Reporting Persons in transactions originally involving investments by the predecessors of the Reporting Persons in TransMontaigne, as more fully described in Item 3 of this
Schedule 13D. The merger of Dillon, Read & Co. Inc. and SBC Warburg, Inc. and the subsequent change of name to SBC Warburg Dillon Read Inc. was effective September 2, 1997.

     The Reporting Persons acquired the Common Stock owned of record by them in the ordinary course of their respective investment activities and as contemplated by their organizational documents.

     Except as described in this Statement, as of the date hereof, the Reporting Persons have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interests in Securities of the Issuer

     (a) As of October 9, 1997, Yorktown beneficially owns 1,764,216 shares of Common Stock, representing 6.83% of the Outstanding Shares. Yorktown II beneficially owns 555,556 shares of Common Stock, representing 2.15% of the Outstanding Shares.

Except as set forth herein, to the best knowledge of the Reporting Persons, none of the other persons identified in this filing currently owns, or has any right to acquire, any shares of the Common Stock.

     (b) As noted in Item 2, Yorktown Company LLC has the sole voting power and investment power with respect to the shares of Common Stock reported in this Statement as being beneficially owned by Yorktown Energy Partners, L.P. Yorktown II Company LLC has the sole voting power and investment power with respect to the shares of Common Stock reported in this Statement as being beneficially owned by Yorktown Energy Partners II, L.P.


                               Page 5 of 7 Pages

     (c) On October 9, 1997, Yorktown sold 250,000 shares of the Company's Common Stock for $18.00 per share pursuant to Rule 144K.

     (d) To the best knowledge of the Reporting Persons, no person other than those identified in this Schedule has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

        None.

Item 7. Material to be Filed as Exhibits

        None.








                               Page 6 of 7 Pages

                                   SIGNATURES

     The undersigned certify that, after reasonable inquiry and to the best of their respective knowledge and belief, the information set forth in the Schedule 13D is true, complete and correct.


                            YORKTOWN ENERGY PARTNERS, L.P.

                            By: Yorktown Company LLC
                                  its General Partner


                            By:  Peter A. Leidel
                                 ------------------------------
                                 Name:  Peter A. Leidel
                                 Title: Member

                            YORKTOWN ENERGY PARTNERS II, L.P.

                            By: Yorktown II Company LLC
                                  its General Partner


                            By:  Peter A. Leidel
                                 ------------------------------
                                 Name:  Peter A. Leidel
                                 Title: Member

Dated:  November 25, 1997







                               Page 7 of 7 Pages